Astex Pharmaceuticals, Inc. 4140 Dublin Blvd., Suite 200 Dublin, CA 94568 Phone:(925) 560-0100 Fax:(925) 551-6482 www.astx.com

April 5, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, DC  20549

Attention:  Jeffrey P. Riedler, Assistant Director

Re:                             Astex Pharmaceuticals, Inc.

                                                Registration Statement on Form S-3, as amended (File No. 333-180352)

Dear Mr. Riedler:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, on behalf of Astex Pharmaceuticals, Inc., a Delaware corporation (the “Registrant”), I hereby request that the effectiveness of the above captioned Registration Statement on Form S-3 (the “Registration Statement”) be accelerated so that such Registration Statement becomes effective at 4:30 p.m., Eastern Time, on April 6, 2012, or as soon thereafter as practicable.

The Registrant acknowledges that the disclosure in the aforementioned Registration Statement is the responsibility of the Registrant.  The Registrant further represents to the Commission the following:

•                                          Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          The Registrant will not assert staff comments and this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and

•                                          The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Please advise the undersigned at michael.molkentin@astx.com when the order permitting such Registration Statement to become effective is issued.

If you have any questions, please contact the undersigned or Page Mailliard of Wilson Sonsini Goodrich & Rosati PC, Registrant’s outside counsel, at (650) 320-4644.

Sincerely,

/s/ Michael Molkentin

Michael Molkentin
Chief Financial Officer

cc:	Page Mailliard, Esq.
Joilene Wood Grove, Esq.